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FEB 28 2017

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17008535

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**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

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SEC FILE NUMBER
8-50006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-16 AND ENDING 12-31-16

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: South Atlantic Enterprises, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6135 Park South Drive, Suite 510

(No. and Street)

Charlotte (City)   NC (State)   28210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert L. Abbott, Jr. - 704-749-3139

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scharf Pera & Co. PLLC

(Name – *if individual, state last, first, middle name*)

4600 Park Road, Suite 112	Charlotte	NC	28209
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Robert L. Abbott Jr. _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

South Atlantic Enterprises, Inc. _____ , as

of February 27 _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

My commission expires 9/25/18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
South Atlantic Enterprises, Inc.

We have audited the accompanying financial statements of South Atlantic Enterprises, Inc., which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. South Atlantic Enterprises, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of South Atlantic Enterprises, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of South Atlantic Enterprises, Inc.'s financial statements. The supplemental information is the responsibility of South Atlantic Enterprises, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 27, 2017

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash and cash equivalents	$	447,189
Marketable securities		32,565
Prepaid expense		861
Deposit-lease		799
	$	481,414

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$	35,437
Commitments and contingencies		-
		35,437

Stockholder's Equity

Common Stock, $1 par value, 100,000	
shares authorized, 100 issued and outstanding	100
Additional paid-in capital	133,034
Retained earnings	312,843
	445,977
$	481,414

See Accompanying Notes to Financial Statements.

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2016

REVENUE

Management & investment advisory income	$	164,844
Dividends and interest		1,519
Net trading income		56,014
		222,377

EXPENSES

Employee compensation and benefits		70,000
Taxes and licenses		843
Payroll taxes		4,132
Technology and communications		1,334
Office expense and other		4,337
Rent/occupancy		10,094
Professional services		13,092
Travel		12,608
Meals and entertainment		1,778
Dues and publications		4,072
		122,290

NET INCOME	$	100,087

See Accompanying Notes to Financial Statements.

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2016

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Stockholder's Equity January 1, 2016	$ 100	$ 133,034	$ 288,034	$ 421,168
Net Income	-	-	100,087	100,087
Distributions	-	-	(75,278)	(75,278)
Stockholder's Equity December 31, 2016	$ 100	$ 133,034	$ 312,843	$ 445,977

See Accompanying Notes to Financial Statements.

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	100,087

Adjustments to reconcile net Income
  to net cash provided by operating activities:

Changes in operating assets and liabilities:

Increase in prepaid expense	(861)
Increase in accrued expenses	23,962
Increase in securities owned	166,737
Net cash provided by operating activities	**289,925**

CASH FLOWS FROM FINANCING ACTIVITIES

Shareholder distributions	(75,278)
Net cash used in financing activites	**(75,278)**

NET INCREASE IN CASH	214,647
Cash and cash equivalents at beginning of year	232,542
Cash and cash equivalents at end of year	**$ 447,189**

SUPPLEMENTAL DISCLOSURES

Cash paid during the year for:

Interest expense	$	-0-
Income taxes	$	-0-

See Accompanying Notes to Financial Statements.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

The company generates its revenues by identifying private transactions for institutional investors and by introducing lenders to operating companies. The company is a non-carrying, non-clearing broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulation Authority and the Securities Investor Protection Corporation.

Accounting method

The company uses the accrual basis of accounting for financial statement purposes. It is subject to regulation by the Securities and Exchange Commission and by the Financial Industry Regulation Authority, and it follows the accounting and record keeping policies established by those agencies.

Revenue recognition

The company generally recognizes revenue pursuant to the terms of its transaction agreements. Security transactions are recorded on a trade-date basis.

Income taxes

The company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the company does not pay federal and state corporate income taxes on its taxable income, nor is it allowed a net operating loss carryover or carryback as a deduction. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the company's net income/(loss) for the period.

The company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740. FASB ASC 740-10 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the balance sheet. It also provides guidance on derecognition, measurement and classification of amounts related to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim period disclosures and transition relating to the adoption of new accounting standards. Under FASB ASC 740-10, the recognition for uncertain tax positions should be based on a more-likely-than-not threshold that the tax position will be sustained upon audit. The tax position is measured as the largest amount of benefit that has a greater than fifty percent probability of being realized upon settlement. Management has determined that adoption of this topic has had no effect on the Company's balance sheet. The Company is no longer subject to federal or state income tax examinations by tax authorities for years before 2012.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of the financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include money market funds or highly liquid investments with original maturities of ninety days or less, other than those used for trading purposes.

Fair value of financial instruments-marketable securities

FASB ASC Topic 820, "Fair Value Measurement," defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Fair value based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the company has the ability to access.

Level 2: Fair value based on other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Fair value based on unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the company's own data.

The company's securities owned are all valued using Level 1 inputs. Additionally, the company's financial instruments include cash, prepaid expense, accounts payable, and accrued expenses. The carrying amounts of these financial instruments approximate fair value due to their short term maturities.

The company had no transfers into or out of Level 1 fair value instruments during 2016, nor did it hold any Level 2 or Level 3 financial instruments during 2016. The company uses the first-in, first-out (FIFO) method to determine the cost when calculating gains and losses on sales of marketable securities.

NOTE 2 – MARKETABLE SECURITIES

The company's marketable securities consist of corporate stocks that are valued using Level 1 inputs. As of December 31, 2016, the fair value was $32,565.

NOTE 3 – RETIREMENT PLAN

The company has a SEP Plan covering its sole employee. The company may contribute up to 25% of eligible compensation for 2016, not to exceed certain established statutory limits. There was a $20,000 contribution for 2016.

NOTE 4 – EXEMPTION FROM RULE 15c3-3

The company is registered with the Securities and Exchange Commission as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The company operates under the exemptive provisions (k)(2)(ii) of Rule 15c3-3 and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 5 – UNCERTAINITES, CONTINGENCIES & RISKS

The company has not accrued a loss contingency as there is no indication that it is probable or reasonably possible that an asset has been impaired or a liability had been incurred through February 27, 2017.

In the normal course of business, the company is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions. Management believes the outcome of any resulting action will not be material to the company's statement of financial condition. The company is not under any current examination as of February 27, 2017 and there are no actions to disclose.

NOTE 6 – NET CAPITAL REQUIREMENT

The company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires that the company maintain minimum net capital, as defined, of $5,000 or 6-2/3 percent of aggregate indebtedness, as defined, and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, unless the company makes 10 or more trades during the year for its own account. During 2016, the company exceeded 10 trades and as such reported a minimum net capital of $100,000. At December 31, 2016, the company had net capital of $429,833. This amount exceeded the required net capital by $329,833. The company's aggregate indebtedness to net capital was 8.24% for the year ended December 31, 2016.

NOTE 7 – LEASING ARRANGEMENT

The company conducts its operations from office space that is leased under an operating lease that was to expire on May 31, 2016 and had a fixed monthly rate of $799. That lease was renewed with a fixed monthly rate of $850 and is set to expire May 31, 2017. The future minimum lease payments for 2017 are $4,250.

NOTE 8 – SUBSEQUENT EVENTS

The company evaluated events and/or transactions that may have occurred after the statement of financial condition date for potential recognition or disclosure through February 27, 2017, the date the financial statements were available to be issued. No other events or transactions were identified that affect the company's December 31, 2016 financial statements or that require further disclosure.

SOUTH ATLANTIC ENTERPRISES, INC.
SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2016

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

SCHEDULE I
SOUTH ATLANTIC ENTERPRISES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2016

TOTAL STOCKHOLDER'S EQUITY	$	445,977
DEDUCTIONS AND/OR CHANGES		
Nonallowable assets		
Prepaid expense & deposit		(1,660)
TENTATIVE NET CAPITAL		444,317
Haircut on securities		(14,484)
NET CAPITAL		429,833
AGGREGATE INDEBTEDNESS		
Acoounts payable		35,437
PERCENTAGE OF AGGREGATE INDEBTEDNESS		
TO NET CAPITAL		8.24%
MINIMUM NET CAPITAL REQUIRED		100,000
EXCESS OF NET CAPITAL OVER		
MINIMUM REQUIRED	$	329,833

The net capital reported of $429,833 agrees in all material respects
with the company's computation and amount reported in Part II of Form X-17a-5
(unaudited) FOCUS report as of December 31, 2016.

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENT REGARDING SCHEDULE II, III, AND IV
As of December 31, 2016

Schedule II, III and IV are not applicable. The company has claimed an exemption from SEC Rule 15c3-3.



Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To the Board of Directors
South Atlantic Enterprises, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) South Atlantic Enterprises, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which South Atlantic Enterprises, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) South Atlantic Enterprises, Inc. stated that South Atlantic Enterprises, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. South Atlantic Enterprises, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about South Atlantic Enterprises, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

[signature]

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 27, 2017

South Atlantic Enterprises, Inc.
Exemption Provision Under Rule 15c3-3 Report
For the year ended December 31, 2016

South Atlantic Enterprises, Inc. is claiming, under its best knowledge and belief, exemption 17 C.F.R. 240.15c3-3, provision k(2)(ii), "All customer transactions cleared through another brokerage-dealer on a fully disclosed basis."

South Atlantic Enterprises, Inc. met, under its best knowledge and belief, exemption15c3-3, provision k(2)(ii) throughout the year ended December 31, 2016 without exception. No customer funds were received during the year ended December 31, 2016.

Robert L. Abbott, Jr.

February 27, 2017